Exhibit 99.1

GasLog Partners LP Announces Availability of 2021 Sustainability Report

Majuro, Marshall Islands, July 14, 2022 (GLOBE NEWSWIRE) — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced the availability of the Partnership’s 2021 Sustainability Report. The Sustainability Report, which can be accessed on the Partnership’s website, has been compiled in general compliance with the Sustainability Accounting Standards Board (“SASB”) Marine Transportation standard. In the Report, GasLog Partners summarizes progress delivered around the focus areas of decarbonization, safety and wellbeing, and diversity, equity and inclusion, among other areas.

GasLog Partners LP 2021 Sustainability Report:

www.gaslogmlp.com/investors/sustainability

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

About GasLog Partners

GasLog Partners is an owner and operator of LNG carriers. The Partnership’s fleet consists of 14 wholly-owned LNG carriers as well as one vessel on a bareboat charter, with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.